SKK Holdings Limited

27 First Lok Yang

Singapore 629735

February 6, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Babette Cooper

Re:	SKK Holdings Limited
Registration Statement on Form F-1
File No. 333-276744

Ladies and Gentlemen:

We are in receipt of your comment letter to our Form F-1 Registration Statement that was filed on January 29, 2024 (the “Registration Statement”). We have restated your comments below and included our reply and are submitting Amendment No. 1 to the Registration Statement simultaneously with this correspondence.

Cover Page

1.	We note your response to prior comment 1. Please disclose on the cover page and under Risk Factors on page 26, that selling shareholders are also offering 1,647,999 shares for resale.

We have revised our disclosure on the cover page and the Risk Factors on page 26 to include the resale shares, as requested.

Exhibit 21.1

2.	We note the consent from your auditors dated January 29, 2024, that refers to the auditor’s report dated September 30, 2023. Please revise to include a consent that refers to the actual auditor’s report date of September 30, 2023, except for Notes 1 and 11, as to which the date is January 8, 2024.

We have filed a consent of auditors as Exhibit 21.1 that correctly refers to the auditor’s report date of September 30, 2023, except for Notes 1 and 11, as to which the date is January 8, 2024, as requested.

Exhibit Index

3.	We note that you intend to use a portion of the net proceeds to repay interest-free loans from Ms. Liao. Please file as an exhibit your debt agreements with Ms. Liao. See Item 601(b)(10)(ii)(A) of Regulation S-K. Also describe these loans under Related Party Transactions.

We have filed the debt agreements with Ms. Liao as Exhibit 10.1, as requested and added disclosure to describe these loans under Related Party Transactions on page 97, as requested.

4.	Please file as exhibits any material agreements relating to your bank borrowings. See Item 601(b)(10)(i)(A) of Regulation S-K.

We have filed the material agreement relating to our bank borrowings as Exhibit 10.2, as requested.

5.	We note your statement on page 61 that you have presented information and data from an industry report commissioned by you from Frost & Sullivan. Please file a consent as an exhibit to the registration statement pursuant to Rule 436 of the Securities Act.

We have filed the consent of Frost & Sullivan as Exhibit 21.3.

Please notify R. Joilene Wood of any questions regarding the submission at 415-305-4651 or jwood@troygould.com.

Sincerely,

SKK Holdings Limited

/s/ Koon Kiat Sze
Koon Kiat Sze
Chief Executive Officer

cc:	David L. Ficksman
R. Joilene Wood